

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

John T. Stankey
Chief Executive Officer
AT&T Inc.
One AT&T Plaza
208 S. Akard St.
Dallas, Texas 75202

Re: AT&T Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2022
File No. 001-08610

Dear Mr. Stankey:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 22, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

2. Please expand upon the role that your Independent Chair plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Independent Chair may:

   - represent the board in communications with shareholders and other stakeholders;
   - require board consideration of, and/or override your CEO on, any risk matters; or
   - provide input on the design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example,

please disclose:

- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- to whom the Chief Compliance Officer reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Michael Pratt